Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.:  333- 143510

Janus Capital Group Inc. (“Janus” or the “Issuer”) issued a press release today announcing that it has agreed to add the interest rate adjustment covenant set forth below, to the terms of the up to $750 million aggregate principal amount of new senior notes that it is currently offering. Janus also announced that subject to the successful completion of the new senior notes offering and in order to treat all of its previously issued and outstanding notes the same as the new senior notes in the event of a change in the debt rating assigned to the company’s senior debt, it intends to add the same interest rate adjustment covenant in favor of holders of all of its outstanding 5.875% senior notes due September 15, 2011, 6.119% senior notes due April 15, 2014 and 7.750% senior notes due June 15, 2009.

A copy of the press release is attached as Annex A to this free writing prospectus and is incorporated herein by reference.

Interest Rate Adjustment Covenant

The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P downgrades (or subsequently upgrades) the debt rating assigned to the notes to a non-investment grade rating, as set forth below.

If the rating from Moody’s of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase from the interest rate payable on the notes on the date of their issuance by the percentage set forth opposite that rating:

Rating	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

If the rating from S&P of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase from the interest rate payable on the notes on the date of their issuance by the percentage set forth opposite that rating:

Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

If at any time the interest rate on the notes has been adjusted upward and either Moody’s or S&P, as the case may be, subsequently increases its rating of the notes to any of the threshold ratings set forth above, the interest rate on the notes will be decreased such that the interest rate for the notes equals the interest rate payable on the notes on the date of their issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s subsequently increases its rating of the notes to Baa3 or higher and S&P increases its rating to BBB- or higher the interest rate on the notes will be decreased to the interest rate payable on the notes on the date of their issuance.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes be reduced to below the interest rate payable on the notes on the date of their issuance or (2) the total increase in the interest rate on the notes exceed 2.00% above the interest rate payable on the notes on the date of their issuance.

If either Moody’s or S&P ceases to provide a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the notes shall be made solely as a result of either Moody’s or S&P ceasing to provide a rating. If both Moody’s and S&P cease to provide a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

The interest rates on the notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the notes become rated Baa2 and BBB or higher by Moody’s and S&P, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by each of the rating agencies.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES (THE “REGISTRATION STATEMENT”). BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, ANY RELATED PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, CITI OR MERRILL LYNCH WILL ARRANGE TO SEND TO YOU THE PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING EITHER TOLL-FREE 1-877-858-5407 OR 1-866-500-5408.

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This free writing prospectus includes statements concerning potential future events involving the issuer that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors that appear under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the risks described under the caption “Risk Factors” in any prospectus supplement to the prospectus that is included in the Registration Statement with respect to the offering to which this communication relates and any risk factors set forth in the issuer’s other filings with the Securities and Exchange Commission (Commission file no. 001-15253), that are incorporated by reference into the Registration Statement. Many of these factors are beyond the control of the issuer and its management. Any forward-looking statements contained in this free writing prospectus are as of the date on which such statements were made. The issuer assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.

Annex A

Press Release, dated June 6, 2007

June 6, 2007

Janus Contact:
James Aber: 303-336-4513
Shelley Peterson: 303-316-5625

JANUS CAPITAL GROUP ANNOUNCES INTEREST RATE ADJUSTMENT COVENANT IN FAVOR OF NEW AND OUTSTANDING SENIOR NOTES

DENVER—Janus Capital Group Inc. (NYSE: JNS) announced today that it has agreed to add the interest rate adjustment covenant, as described below, to the terms of the up to $750 million aggregate principal amount of new senior notes that it is currently offering. Janus also announced that subject to the successful completion of the new senior notes offering and in order to treat all of its previously issued and outstanding notes the same as the new senior notes in the event of a change in the debt rating assigned to the company’s senior debt, it intends to add the same interest rate adjustment covenant in favor of holders of all of its outstanding:

•       5.875% senior notes due September 15, 2011;

•       6.119% senior notes due April 15, 2014; and

•       7.750% senior notes due June 15, 2009.

The interest rate adjustment covenant will provide that the interest rate payable on the applicable series of notes will increase by 25 basis points for each notch that the company’s debt rating is decreased by Moody’s from its existing rating of Baa3 or by S&P from its existing rating of BBB-, up to a maximum increase in the interest rate of 200 basis points over the interest rate payable on the notes on the date of their issuance. If at any time the interest rate on the notes has been adjusted upward and subsequently either Moody’s or S&P increases its rating of the notes, then for each notch of such increase in the rating the interest rate payable on the applicable series of notes will be decreased by 25 basis points up to the interest rate payable on the notes on the date of their issuance.   The interest rate adjustment covenant will permanently fall away (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the applicable series of notes become rated Baa2 and BBB or higher by Moody’s and S&P, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook.

This press release is for informational purposes only and should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security.